MUTUAL FUND SERIES TRUST

17605 Wright Street

Omaha, NE 68130

October 20, 2023

Public Filing Desk U.S. Securities and Exchange Commission 100 F. Street, N.E. Washington, DC 20549
Re:	Mutual Fund Series Trust (CIK No. 0001355064) Request for Withdrawal of Amendment to Registration Statement on Form N-1A

Dear Sir or Madam:

Mutual Fund Series Trust (the “Trust”) filed Post-Effective Amendment No. 519 under the Investment Company Act of 1940, as amended, to the Trust’s Registration Statement filed pursuant to Rule 485(a) on behalf of the Catalyst Income and Multi-Strategy Fund on August 31, 2023 (SEC Accession No. 0001580642-23-004611) (the “Amendment”). The Trust has determined that the filing of the Amendment is no longer advisable to the Trust or its shareholders, and therefore, it is in the best interests of the Trust and the public that the filing be withdrawn. The Trust requests that the Amendment be withdrawn pursuant to Rule 477(a) under the Securities Act of 1933.

It is Trust’s understanding that this application for withdrawal of the Amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (“SEC”), unless the Trust receives notice from the SEC otherwise.

Please direct any questions concerning this letter to me at (631) 629-4237 or Philip Sineneng at Thompson Hine LLP, counsel to the Trust at (614) 469-3217.

Very truly yours,

/s/ Jennifer A. Bailey

Jennifer A. Bailey

Secretary, Mutual Fund Series Trust